SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-8729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNISYS CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNISYS CORPORATION

801 Lakeview Dr., Suite 100

Blue Bell, Pennsylvania 19422

REQUIRED INFORMATION

Unisys Corporation Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Unisys Corporation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Unisys Corporation Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year) - December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 27, 2011

UNISYS CORPORATION SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

(In thousands)

	2010	2009
Investments (at fair value):
Mutual Funds:
Equity	$688,491	$757,805
Balanced	368,130	369,276
Bonds	116,906	131,756
Money Market	124,728	147,777
Common Collective Trusts:
Equity	15,204	15,742
Debt	15,268	18,071
Unisys Common Stock Funds	59,556	109,714
Unisys Interest Income Fund	256,275	285,872
Notes Receivable from Participants	9,214	11,020

Net assets available for benefits before adjustment to contract value	1,653,772	1,847,033
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,685)	(491)

Net assets available for benefits	$1,649,087	$1,846,542

See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

(In thousands)

	2010	2009
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$27,748	$31,673
Net appreciation in fair value of investments	122,607	405,391

Total investment income	150,355	437,064

Employee Contributions	48,496	62,794

Total additions	198,851	499,858

Deductions from net assets attributed to:
Benefits paid to participants	396,210	210,473
Administrative and other expenses	96	124

Total deductions	396,306	210,597

Net (decrease) increase	(197,455)	289,261
Net assets available for benefits:
Beginning of year	1,846,542	1,557,281

End of year	$1,649,087	$1,846,542

See accompanying notes to financial statements.

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Plan Description

The Unisys Corporation Savings Plan (the Plan) is a defined contribution plan that covers nonbargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants should refer to the Plan document, the summary plan description and subsequent summaries of material modifications, and their respective bargaining unit agreement, if applicable, for complete information.

(a)	Contributions

Each plan year, participants may contribute up to 30% or 18% of their pretax eligible compensation up to the prescribed Internal Revenue Code of 1986, as amended (the Code) limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other Plan requirements regarding contributions may make catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. Commencing January 1, 2007, the Company can make a nondiscretionary matching contribution in Company Common Stock or cash, as determined by the Company in its sole discretion, equal to 100% of the first 6% of eligible compensation deferred by the participant on a pretax basis. The Plan also allows for rollover contributions from eligible rollover plans as defined in the Code. Effective January 1, 2009, the Company elected to suspend the company match. Employees were still eligible to make unmatched pretax and after-tax contributions. Effective January 1, 2011, the Company match was reinstated at a rate equal to 50% of the first 6% of eligible compensation deferred by the participant on a pretax basis (subject to Code limits).

(b)	Investment Options

Participants may elect to have their current contributions and existing account balances invested in certain investment options offered by the Unisys Corporation Savings Plan. Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund’s prospectus.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching contributions from the Company and allocations of Plan earnings (losses) and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.

(d)	Vesting

Plan participants who were actively employed on January 1, 2000 or later are immediately vested in their account balances at all times.

6	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(e)	Notes Receivable from Participants

Participants may borrow from their Plan accounts up to a maximum equal to the lesser of: (i) the lesser of $50,000 or 50% of their vested account balance; or (ii) the greater of $10,000, or one-half of the value of the vested portion of the employee’s accounts under all plans maintained by the Company and all affiliates. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Manager. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions. Notes Receivable outstanding at December 31, 2010 bear interest ranging from 4.25% to 10.50% per annum. As of December 31, 2010, note maturity dates ranged from January 2011 to November 2025.

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-25, Plan Accounting – Defined Contribution Pension Plans (ASU 962), relating to reporting loans to participants by defined contribution plans. This standard requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at the unpaid principal balance plus any accrued but unpaid interest. This standard must be applied retrospectively to all prior periods presented and was effective for fiscal years ending after December 15, 2010. The adoption of this standard did not have a material effect on the Plan’s financial position or changes in net assets available for Plan benefits.

(f)	Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of his or her account or elect to roll over his or her balance into an eligible retirement plan as defined in the Code, including another qualified plan the terms of which permit the acceptance of rollover distributions. Upon death, disability, or retirement, a participant may elect to receive payments in the form of an annuity or annual installments payable to the participant or his or her estate over a period no greater than the joint life expectancy of the participant and his or her beneficiary. Plan participants also may receive in-service withdrawals in certain circumstances as defined in the Plan.

(g)	Plan Termination

The Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. As of December 31, 2010, the Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants remain 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements were prepared under the accrual basis of accounting, except for benefit distributions, which are recorded when paid.

7	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent net asset values of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pools are based on quoted redemption values on the last business day of the plan year. Shares of Unisys Corporation common stock are valued at the closing market price on the last day of the plan year.

The Unisys Interest Income Fund includes investments in synthetic guaranteed investment contracts issued principally by insurance companies and financial institutions. As required by accounting rules, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. The Plan Administrator does not believe that the occurrence of any of these events that would limit the Plan’s availability to transact at contract value is probable of occurring. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Crediting interest rates as of December 31, 2010 and 2009 ranged from 0.21% to 1.98% and 0.26% to 2.04% per annum, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are reset monthly or quarterly. The average yield on the contracts was 1.78% and 2.51% per annum for 2010 and 2009, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.

8	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(d)	Recent Accounting Pronouncements

In January 2010, the FASB issued an update to the fair value measurements and disclosures topic, requiring additional disclosures regarding fair value measurements, amending disclosures about post-retirement benefit plan assets and providing clarification regarding the level of disaggregation of fair value disclosures by investment class. The provisions of this update applicable to the fair value measurements and disclosures topic are effective for reporting periods beginning after December 15, 2009, except for certain Level 3 disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. The adoption of this standard did not have a material effect on the Plan’s fair value disclosures.

(3)	Fair Value Measurement

Accounting rules have established a fair value hierarchy that encourages the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the three levels of inputs used to measure fair value and the types of Plan investments.

Level 1 – Quoted prices in active markets for identical investments

Common Stock, Mutual Funds, and Money Market Funds

These investments are valued using quoted prices in an active market. Units of registered investment companies are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs other than Level 1 prices that are observable, either directly or indirectly, such as quoted prices in active markets for similar investments, quoted prices for identical or similar investments in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the investment.

Commingled Pool, Commingled Bond Funds

These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments, which are traded on an active market.

Unisys Interest Income Fund

The fund invests in a diversified portfolio of short-term bonds and other fixed income securities. The fund also purchases third party wrap contracts that are designed to permit the fund to use contract value accounting to provide for the payment of participant directed withdrawals and exchanges at contract value under most circumstances. Investments in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. Underlying debt securities, including restricted securities are valued based on quotations received from dealers who make markets in such securities or by independent pricing services.

9	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the investment.

The Plan has no Level 3 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2010 (in thousands):

	Fair value	Level 1	Level 2	Level 3
Mutual Funds:
Equity	$688,491	$688,491	$—	—
Balanced	368,130	368,130	—	—
Bonds	116,906	116,906	—	—
Money Market	124,728	124,728	—	—
Common Collective Trusts:
Equity	15,204	—	15,204	—
Debt	15,268	—	15,268	—
Unisys Common Stock Funds	59,556	59,556	—	—
Unisys Interest Income Fund	256,275	—	256,275	—

	$1,644,558	$1,357,811	$286,747	—

The following sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2009 (in thousands):

	Fair value	Level 1	Level 2	Level 3
Mutual Funds:
Equity	$757,805	$757,805	$—	—
Balanced	369,276	369,276	—	—
Bonds	131,756	131,756	—	—
Money Market	147,777	147,777	—	—
Common Collective Trusts:
Equity	15,742	—	15,742	—
Debt	18,071	—	18,071	—
Unisys Common Stock Funds	109,714	109,714	—	—
Unisys Interest Income Fund	285,872	—	285,872	—

	$1,836,013	$1,516,328	$319,685	—

10	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(4)	Investments

The Plan’s investments at December 31, 2010 and 2009 were held in trust with Fidelity Management Trust Company.

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2010	2009
	(In thousands)
Mutual Funds	$152,940	$302,445
Common Collective Trusts	3,432	5,343
Unisys Common Stock Funds	(33,765)	97,603

	$122,607	$405,391

Investments that represent 5% or more of fair value of the Plan’s assets are as follows:

	December 31
	2010	2009
	(In thousands)
Unisys Interest Income Fund (stated at contract value)	$251,590	$285,381
Fidelity Magellan Fund	114,377	120,387
Fidelity Asset Manager Fund	102,967	113,364
Fidelity Contra Fund	101,427	98,299
Fidelity Asset Manager Growth Fund	99,779	108,612
Fidelity Institutional Money Market Fund	86,152	110,393
Unisys Common Stock Fund	58,169	107,345

(5)	Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated September 25, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. On January 31, 2011, the Plan filed for a new IRS determination letter.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near

11	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(7)	Related-Party Transactions

Certain Plan investments are shares of registered investment companies managed by Fidelity Management Trust Company, the Trustee. The Plan also holds shares of common stock of the Company. At December 31, 2010, the Plan held 53,385 and 2,226,857 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. At December 31, 2009, the Plan held 61,172 and 2,751,463 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

12	(Continued)

UNISYS CORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(8)	Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
	(In thousands)
Net assets available for benefits per the financial statements	$1,649,087	$1,846,542
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	4,685	491

Net assets available for benefits per the Form 5500	$1,653,772	$1,847,033

The following is a reconciliation of investment income for the year ended December 31, 2010, per the financial statements to the Form 5500 (in thousands):

Net investment income per the financial statements	$150,355
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	4,685
Reversal of prior year adjustment to fair value from contract value for fully benefit-responsive investment contracts	(491)

Investment income per the Form 5500	$154,549

(9)	Subsequent Events Evaluation

Effective January 1, 2011, the board of directors elected to reinstate the company match at a rate equal to 50% of the first 6% of eligible compensation deferred by the participant on a pretax basis (subject to Code limits). On January 13, 2011, the number of investment options (funds) offered under the Plan changed from 73 to 24 funds. Some of the investment options previously offered through the Plan continued, some were eliminated, and new ones were added. Any money in investment options that continued to be offered in the new investment line-up remained in those options. Any money in investment options no longer available after January 12, 2011 was automatically transitioned (mapped) to one of the Fidelity Freedom Funds, based upon the participant’s date of birth. After January 13, 2011, participants could move their money to any of the available funds. On January 31, 2011, the Plan filed for a new IRS determination letter.

Management has evaluated the need for disclosure and/or adjustments resulting from subsequent events from the balance sheet date through June 27, 2011, the date at which the financial statements were available to be issued. The evaluation determined that there were no other subsequent events that necessitated disclosure and/or adjustments.

13

UNISYS CORPORATION SAVINGS PLAN

EIN: 38-0387840 Plan: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, number of shares, rate of interest, par or no par, maturity value	Cost**	Current value
* Fidelity Funds:
Fidelity Fund	Registered Investment Company	$	$7,932,520
Puritan Fund	Registered Investment Company		11,772,680
Trend Fund	Registered Investment Company		2,999,715
GNMA Fund	Registered Investment Company		10,484,499
Magellan Fund	Registered Investment Company		114,377,403
Contra Fund	Registered Investment Company		101,427,436
Equity Income Fund	Registered Investment Company		13,952,744
Growth Company Fund	Registered Investment Company		20,775,876
Growth & Income Portfolio	Registered Investment Company		10,432,851
Capital & Income Fund	Registered Investment Company		18,750,015
Value Fund	Registered Investment Company		30,874,791
Mortgage Securities Fund	Registered Investment Company		1,567,691
Government Securities Fund	Registered Investment Company		20,706,440
Independence Fund	Registered Investment Company		9,722,649
Over-The-Counter Portfolio Fund	Registered Investment Company		10,302,127
Overseas Fund	Registered Investment Company		4,388,004
Europe Fund	Registered Investment Company		4,744,444
Pacific Fund	Registered Investment Company		6,780,063
Real Estate Investment Portfolio Fund	Registered Investment Company		13,290,033
Balanced Fund	Registered Investment Company		28,728,460
International Growth & Income Fund	Registered Investment Company		10,247,526
Capital Appreciation Fund	Registered Investment Company		9,175,397
Convertible Securities Fund	Registered Investment Company		8,712,248
Canada Fund	Registered Investment Company		22,513,777
Utilities Fund	Registered Investment Company		7,477,678
Blue Chip Fund	Registered Investment Company		31,899,562
Asset Manager Fund	Registered Investment Company		102,967,448
Disciplined Equity Fund	Registered Investment Company		3,120,838
Low-Priced Fund	Registered Investment Company		34,310,426
Worldwide Fund	Registered Investment Company		4,184,316
Equity Income II Fund	Registered Investment Company		14,784,398
Stock Selector Fund	Registered Investment Company		4,312,518
Asset Manager Growth Fund	Registered Investment Company		99,779,184
Emerging Markets Fund	Registered Investment Company		15,135,254
Aggressive Growth Fund	Registered Investment Company		11,014,447
Diversified International Fund	Registered Investment Company		22,481,902
Asset Manager Income Fund	Registered Investment Company		22,588,494
Dividend Growth Fund	Registered Investment Company		17,353,700
New Markets Income Fund	Registered Investment Company		19,335,349
Export & Multinational Fund	Registered Investment Company		7,793,726
Global Balanced Fund	Registered Investment Company		3,635,043
Aggressive International Fund	Registered Investment Company		1,989,604
Small Capital Stock Fund	Registered Investment Company		11,995,784
Mid-Capital Stock Fund	Registered Investment Company		20,977,965
Large-Capital Stock Fund	Registered Investment Company		4,663,635
Discovery Fund	Registered Investment Company		2,146,940
Europe Capital Appreciation Stock Fund	Registered Investment Company		3,106,354

Asset Manager Aggressive Fund	Registered Investment Company		2,088,882
Latin America Fund	Registered Investment Company		29,275,845
Japan Fund	Registered Investment Company		2,343,387
Southeast Asia Fund	Registered Investment Company		11,912,217
Strategic Income Fund	Registered Investment Company		13,617,278
Freedom Income Fund	Registered Investment Company		7,791,693
Freedom 2000 Fund	Registered Investment Company		1,611,869
Freedom 2010 Fund	Registered Investment Company		15,030,822
Freedom 2020 Fund	Registered Investment Company		32,847,819
Freedom 2030 Fund	Registered Investment Company		22,667,808
Spartan Total Market Index Fund	Registered Investment Company		9,424,172
Spartan Extended Market Index Fund	Registered Investment Company		13,994,435
Spartan International Market Index Fund	Registered Investment Company		3,953,863
* Fidelity Funds:
Fifty Fund	Registered Investment Company		4,900,128
U.S. Bond Index Fund	Registered Investment Company		20,783,892
Institutional Short-Intermediate Government Fund	Registered Investment Company		4,554,010
Inflation Protected Bond Fund	Registered Investment Company		7,107,130
Freedom 2040 Fund	Registered Investment Company		7,907,537

			1,173,526,741

* Fidelity Institutional Funds:
Institutional Money Market Fund	Registered Investment Company		86,151,949
* Fidelity Money Market Funds:
Retirement Money Market Portfolio Fund	Registered Investment Company		1,760,808
Retirement Gov’t. Money Market Portfolio Fund	Registered Investment Company		36,815,623

			38,576,431

* Fidelity U.S. Equity Index Commingled
Pool	Commingled Pool		15,203,757
FMTC Short Duration Pool	Commingled Pool		2,847,394
FMTC Broad Market Duration Pool	Commingled Pool		5,959,746
FMTC Intermediate Duration Pool	Commingled Pool		6,460,249

			30,471,146

Total Fidelity Funds			1,328,726,267

* Unisys Common Stock Funds:
Unisys Common Stock Fund	53,385 shares of Common Stock Fund	5,294,709	1,386,902
Unisys Stock Fund	2,226,857 shares of Common Stock Fund	119,956,987	58,168,885

Total Unisys Common Stock Funds			59,555,787

* Unisys Interest Income Fund:
Fidelity STIF	Cash Portfolio; 0.2119%		2,522,642
JPMorgan Chase	#AUNISYS-2-07; 1.909%		85,919,311
AIG Financial Products	#944763; 1.984%		40,990,083
Rabobank Nederland	#UNI040701; 1.984%		63,380,318
State Street	#107009; 1.859%		63,462,815

Total Unisys Interest Income Fund			256,275,169

* Notes Receivable from Participants	Interest rates from 4.25% to 10.50% per annum with maturities from 2011 to 2025	—	9,214,354

Total assets			$1,653,771,577

*	Party in interest
**	Cost is not applicable for participant-directed investments

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNISYS SAVINGS PLAN
UNISYS CORPORATION

Date: June 27, 2011	By:	/s/ SCOTT HURLEY
Scott Hurley
Vice President and
Corporate Controller

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm